

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2015

Via E-mail
William Stone
Chief Executive Officer
Mandalay Digital Group, Inc.
2811 Cahuenga Boulevard West
Los Angeles, California 90068

> **Re: Mandalay Digital Group, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed June 30, 2014**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed January 8, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 14, 2014**
> **File No. 001-35958**

Dear Mr. Stone:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief